Kontakta

www.linkedin.com/in/isabelle-persson-cloud (LinkedIn)

Främsta kompetenser

Team Leadership
Customer Service
Customer Satisfaction

Languages

Swedish (Native or Bilingual)
Norwegian (Full Professional)
Spanish (Elementary)
English (Full Professional)

Honors-Awards

No. 1 broker in Inner city Stockholm

Publications

Clients Recommondations

Isabelle Persson Cloud

Partner & Head of Portfolio Performance || Family Office & VC || Mountain Biker

Santa Monica, Kalifornien, USA

Sammanfattning

I've been with Expert DOJO since our first investment, now counting 280+ investments globally. I've raised hundreds of millions of dollars internally and externally over the past 5 years. Managing the portfolio to drive and grow the fund's AUM is one of my core objectives as a partner with the firm. Me and a small team have grown the AUM from $5M to over $100M since I joined the firm.

It's been an amazing experience to build an accelerator from scratch and turn it into a global investment firm. Over the years, my role has shifted from Fund III fundraising director, including fundraising roadshows across the nation, LP point of contact, startup coaching on investment, building and planning accelerator program structure, SPV director, arranging and moderating investor festivals, tennis tournaments, panels, and more.

Alongside the Expert DOJO fund, I've been part of our main LP's Family Office, leveraging my previous experience in real estate and the VC world.

Erfarenhet

Expert Dojo

5 år 11 månader

Partner & Head of Portfolio Success

mars 2023 - Present (3 år 1 månad)

Santa Monica, California, United States

Handling all LP communication and behind all quarterly LP reporting. Responsible for the portfolio growth making sure we support our founders in the best way. Directing the fundraising process internally and externally. Daily conversations with endowments, pension funds, fund of funds, family offices etc. On fundraising roadshow across the US.

Managing the portfolio to drive and grow the fund's AUM is one of my core objectives as a partner with the firm.

Partner & Head of Investment
april 2021 - mars 2023 (2 år)
Santa Monica, California, United States

Responsible for everything investment-related. The internal fundraising specialist, coaching our startups on how to successfully fundraise and reach the next level. Leading SPV's and crowdfunding raises. Arranging Series A fundraising dinner tours, planning, executing, and moderating demo days. Arraging an investor festival with 600 attendees, 50 startups joining from across the globe. Hosting and moderating investment panels and workshops. Actively in conversations with other VCs regarding the best-performing companies.

Built out the investment training and process early on in the accelerator's first years. Head of recruiting.

Head Of Investment
maj 2020 - april 2021 (1 år)
Los Angeles, California, United States

Team lead. Personally had about 2000 investor meetings with VCs, Family Offices, and angel investors. With the extended network, I could then leverage our portfolio's fundraising success rate.

Nathan Family Office
Director
maj 2020 - Present (5 år 11 månader)
Beverly Hills, California, United States

The Nathan family office, based in Los Angeles, manages investments in real estate, venture capital, and other alternative investment classes, reinforcing his commitment to fostering innovation and growth across diverse sectors.

Richard Nathan boasts over 50 years of experience as a principal in the real estate industry. As the owner of National Multifamily Investors, LLC, his extensive background encompasses virtually every facet of real estate, including the development, rehabilitation, acquisition, and disposition of apartments, office buildings, industrial buildings, condominiums, shopping centers, and medical office buildings. Mr. Nathan holds a Bachelor of Science degree in business administration from Duquesne University in Pennsylvania and is headquartered in Los Angeles, California.

Isabelle Persson Fastighetsmäklare AB/BOSTHLM
Real Estate Broker
januari 2016 - oktober 2021 (5 år 10 månader)

Real Estate Broker, self employed.

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Utbildning

UCLA Extension
Certificate, Digital Marketing · (2019 - 2020)

Malmö University
Bachelor's degree, Real Estate Science · (2013 - 2016)